UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')

2023 Performance Share Plan Award - Ms J Brown, CFO Designate

2023 Performance Share Plan Award

On 27 April 2023, the Company granted conditional share awards to Ms Julie Brown, a Person Discharging Managerial Responsibilities ('PDMR') under the GlaxoSmithKline 2017 Performance Share Plan ('the Plan'). The Plan was approved by shareholders on 4 May 2017 and allows a performance-related opportunity in the form of conditional awards to be granted to senior executives in the Group, including Executive Directors and other PDMRs.

Under the terms of the Plan, conditional awards are granted over a specific number of Ordinary Shares or American Depositary Shares ('ADSs'), and the percentage of awards that ultimately vests is dependent on the level of achievement against performance targets set by the Remuneration Committee.

28 April 2023

Notes

1.  See the announcement released on 14 February 2023 ('2023 Performance Share Plan Award and 2023 Performance Measures') for details of the 2023 performance measures.

2.   To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

3.   The Award granted to Ms Brown is over Ordinary Shares.

4.   Dividends will accrue on the conditional award of Ordinary Shares during the performance period but will only vest to the extent that the award vests at the end of the performance period. These dividends are not included in the figures below.

5.   The award is subject to an additional vesting period of two years (the 'Holding Period') from the normal vesting date, i.e. five years in total.  During the additional Holding Period, the relevant Ordinary Shares would only be forfeited in the event that the Executive Director was terminated for cause, and the Ordinary Shares will continue to carry rights to dividend equivalents.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms J Brown
b)	Position/status	CFO Designate
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.422	264,026

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-04-27
f)	Place of the transaction	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 28, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc